EXHIBIT 99.1

Codere Online Files 2023 Annual Report on Form 20-F and to Release Q1-25 Earnings on May 16th

Luxembourg, Grand Duchy of Luxembourg, May 1, 2025 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, today announced that it has filed with the U.S. Securities and Exchange Commission (“SEC”) its annual report on form 20-F for the year ended December 31, 2023 (the “2023 20-F”) within the extension period granted by the Nasdaq Hearings Panel.

Following this positive development, the Company expects to release its first quarter 2025 results prior to 8:30AM US Eastern Time on May 16, 2025. At 8:30AM US Eastern Time on the same day, Codere Online’s management will host a conference call to discuss the results and provide a business update.

The Company’s earnings press release and related materials will be available on Codere Online’s website at www.codereonline.com. Dial-in details for the conference call as well as the audio webcast registration link are accessible in the Events & Presentations section of the same website. A recording of the webcast will be available following the conference call.

A copy of the 2023 20-F is available in the SEC Filings section of the Company's website: www.codereonline.com/financials-and-filings.

In order to minimize the environmental impact of its annual report by reducing paper consumption, the Company encourages its shareholders to read it in digital format. However, Company shareholders willing to receive a hard copy of this document, which contains the Company’s audited financial statements, may do so, free of charge, upon request addressed to ir@codereonline.com.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s statements related to the Company’s ability to regain compliance with the Rule.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the SEC. All subsequent written and oral forward-looking statements concerning Codere Online or other matters attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152